FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayers Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON JULY 28, 2011

1.            DATE, TIME AND PLACE: On the twenty-eighth day of July, 2011, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), in the city Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.142.

2.            BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.            CALL AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the totality of the acting members.

4.            AGENDA: Increase of the capital stock of the Company upon the issuance of preferred shares (“PN”), in compliance with the Company’s Stock Option Plans, subject to the limit of authorized capital

5.            RESOLUTIONS: Beginning the works, the directors examined the item on the Agenda and, by majority vote, as a consequence of the exercise of the stock purchase options Series 10 and A2 Silver and Gold, under the Company’s Stock Purchase Option Plans (“Plan”), approved at the Annual Meetings held on April 28, 1997 and on December 20, 2006, resolved to approve, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company capital in the amount of ten million, nine hundred twenty-four thousand, five hundred and ten Brazilian reals and forty-six cents (R$ 10,924,510.46), through the issuance of two hundred fifty-eight thousand, seven hundred ninety-two (258,792) preferred shares, of which:

(i) two hundred fifty thousand five hundred five (250,505) preferred shares, at the issuing price of  forty-three Brazilian reals and fifteen cents(R$ 43.15) per share, in accordance with the Plan, totalling the amount of ten million, eight hundred and nine thousand, two hundred and ninety Brazilian reals and seventy-five cents(R$ 10,809,290.75), concerning the exercise of Serie 10; (ii) four thousand two hundred seventy-seven (4,277) preferred shares, at the issuing price of twenty-six Brazilian reals and ninety-three cents (R$ 26.93) per share, in accordance with the Plan, totalling the amount of one hundred and fifteen thousand one hundred and seventy-nine Brazilian reals and sixty-one cents (R$ 115,179.61), concerning the exercise of Serie A2 Silver; and (iii)  four thousand ten (4,010) preferred shares, at the issuing price of one cent (R$ 0.01) per share in accordance with the Plan, totalling the amount of forty Brazilian reals and ten cents (R$ 40.10) concerning the exercise of Serie A2 Gold. The preferred shares, as of their issuing, shall equally share all of the benefits, including dividends and any capital earnings that might be distributed by the Company and shall not be entitled to dividends paid in advance by the Company for the second quarter of 2011.

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5.1.         As a result of the resolution approved above, the Company capital is changed from six billion, one hundred and eighteen million, two hundred thirty-one thousand six hundred ninety-seven Brazilian reals and twenty-seven cents (R$ 6,118,231,697.27) to six billion, one hundred twenty-nine million, one hundred fifty-six thousand two hundred seven Brazilian reals and seventy-three cents (R$ 6,129,156,207.73) fully subscribed and paid, in divided into two hundred sixty million, two hundred eighteen thousand five hundred and one (260,218,501) shares of no par value, of which ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) are common shares and one hundred sixty million five hundred thirty-eight thousand and six hundred fifty (160,538,650) are preferred shares.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, July 28, 2011. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, João Paulo Falleiros dos Santos Diniz, Jean-Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. I certify that this is a summary of the minutes drafted on the relevant book, under Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 01, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.